UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      Alliance Bancorp of New England, Inc.
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                                 (Name of Issuer

                                  Common Stock
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                         (Title of Class of Securities)

                                    01852Q109
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                                 (CUSIP Number)

           Joseph H. Rossi, c/o Alliance Bancorp of New England, Inc.
             348 Hartford Turnpike, Vernon, CT 06066 (860) 875-2500
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 23, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (continued on the following pages)

CUSIP No. 01852Q109

      1. Names of Reporting Persons: Joseph H. Rossi
         I.R.S. Identification Nos. of the Above Persons (entities only): N/A


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      2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) |_|

                  (b) |_|
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      3. SEC Use Only

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      4. Source of Funds (See Instructions): PF

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      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e) |_|

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      6. Citizenship of Place of Organization: U.S.A


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                    7.       Sole Voting Power:  150,693
   NUMBER OF        ------------------------------------------------------------
    SHARES
                    8.       Shared Voting Power: 23,648
 BENEFICIALLY       ------------------------------------------------------------
   OWNED BY
     EACH           9.       Sole Dispositive Power: 150,693
   REPORTING        ------------------------------------------------------------
    PERSON
     WITH           10.      Shared Dispositive Power: 23,648
                    ------------------------------------------------------------


      11. Aggregate Amount Beneficially Owner by Each Reporting Person: 174,341

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      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions) |_|

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      13. Percent of Class Represented by Amount in Row (11): 5.58%

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      14. Type of Reporting Person (See Instructions): IN

         This Amendment No. 1 to the Schedule 13D filed on December 5, 2002 (the "Schedule 13D") by Joseph H. Rossi relates to shares of Common Stock of Alliance Bancorp of New England, Inc., a Delaware corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in Schedule 13D. Except as amended and supplemented hereby, Schedule 13D remains in full force and effect.

Item 5     Interest in Securities of the Issuer

         Item 5 is amended and restated in its entirety as follows:

         (a) The aggregate number and percentage of the Issuer's Common Stock beneficially owned by Mr. Rossi is as follows:

------------------------------------------ ------------------------------------
         Number of Shares                   Percentage of Outstanding Shares
        Beneficially Owned                      Beneficially Owned
------------------------------------------ ------------------------------------
            174,341(1)                                  5.58%(2)
------------------------------------------ ------------------------------------

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(1) Includes 23,318 shares held jointly by his wife and 330 shares held jointly with minor children. Also includes 130,411 shares presently exercisable options.

(2) Based on a total of 3,125,960 shares of Common Stock outstanding, options granted, and options available for issuance as of December 23, 2002.

         (b) Number of shares as to which Mr. Rossi has:

              (i)   sole power to vote or direct the vote: 150,693 shares(3)

              (ii)  shared power to vote or to direct the vote: 23,648 shares

              (iii) sole power to dispose or to direct the disposition: 150,693 shares(3)

              (iv) shared power to dispose or to direct the disposition: 23,648 shares

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(3) Includes 130,411 shares presently exercisable to options.

         (c) On December 23, 2002, Mr. Rossi exercised options to purchase 20,000 shares of Common Stock of the Issuer at an exercise price of $4.32 per share pursuant to a grant of options in 1996 by the Board of Directors to Mr. Rossi.

         (d) Not applicable.

         (e) Not applicable.

                                   SIGNATURES


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Dated: January 2, 2002

                                          /s/ Joseph H. Rossi
                                          ----------------------
                                          Joseph H. Rossi

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)